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Exhibit 99.1

FIRST ALLIANCE MORTGAGE EQUITY TRUST 1998-3
OFFICER'S CERTIFICATE OF COMPLIANCE


Pursuant to the terms of the Pooling and Servicing Agreement dated as of September 1, 1998 among First Alliance Mortgage Company as Seller and Servicer and Norwest Bank, National Association, as Trustee, I have reviewed the activities of the Servicer during the year ended December 31, 1998. I have also reviewed its performance under the Pooling and Servicing Agreement and to the best of my knowledge, based on such review, the Servicer has fulfilled all its obligations under the Agreement throughout such period.


By:     /s/ Brian Chisick
        --------------------------------
Name:   Brian Chisick
Title:  President and Chief Executive Officer